Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112452

Prospectus Supplement No. 2

to Prospectus dated February 3, 2004

SCIENTIFIC GAMES CORPORATION

26,348,291 SHARES OF CLASS A COMMON STOCK

This prospectus supplement relates to the sale from time to time by certain of our stockholders (including their transferees, donees, pledgees or successors) of up to 26,348,291 shares of our Class A common stock. You should read this prospectus supplement in conjunction with the prospectus dated February 3, 2004, which should be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.  Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus. Unless otherwise indicated, references in this prospectus supplement to our common stock mean our Class A common stock, par value $0.01 per share.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SGMS.”  On November 11, 2010, the last sale price for our common stock reported on the NASDAQ Global Select Market was $7.85 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 1 of the prospectus and in the “Risk Factors” discussed in Item 1A. to Part I of Scientific Games Corporation’s most recently filed Annual Report on Form 10-K and, if applicable, in Item 1A. to Part II of any subsequently filed Quarterly Report on Form 10-Q.

This prospectus supplement constitutes a public offering of the securities offered hereby only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2010.

USE OF PROCEEDS

The information appearing under the heading “Use of Proceeds” beginning on page 11 of the prospectus is updated and amended by adding the information below.

The 9,700,000 shares of our common stock pledged by MacAndrews & Forbes (as defined below) and offered hereby may be sold by the Secured Parties (as defined below), in the event they foreclose on the shares, as described under “Selling Stockholders” below.  We will not receive any proceeds from any sale of such shares by the Secured Parties.

SELLING STOCKHOLDERS

The information appearing under the heading “Selling Stockholders” beginning on page 11 of the prospectus is updated and amended by adding the information below.

MacAndrews & Forbes (as defined below) beneficially owns, directly and indirectly, 26,385,737 shares of our common stock.  As of November 11, 2010, 26,315,090 shares of our common stock are held by SGMS Acquisition Corporation, a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc. (together with certain of its affiliates, “MacAndrews & Forbes”).  SGMS Acquisition Corporation has pledged 9,700,000 of these shares to Natixis, New York Branch as collateral agent for itself and other secured creditors to secure the obligations of NDX Holdings One LLC (“NDX”), a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc. in connection with certain loans, which loans are unrelated to MacAndrews & Forbes’ investment in us.  SGMS Acquisition Corporation may from time to time pledge shares of our common stock to secure obligations in connection with future loans.  We refer to Natixis, New York Branch and the other secured creditor pledgees in connection with the NDX loans and the secured creditor pledgees under any such future MacAndrews & Forbes’ loans as the “Secured Parties.”

In the event a relevant Secured Party forecloses upon the pledged shares, such pledgee will be deemed to be a selling stockholder with respect to such pledged shares.  In the event the Secured Parties foreclose on all 9,700,000 pledged shares, and assuming all such shares are sold, based on 91,419,609 shares of our common stock outstanding as of August 6, 2010, MacAndrews & Forbes would then beneficially own, directly and indirectly, 16,685,737 shares of our outstanding common stock representing at such date approximately 18.3% of our outstanding common stock.

Within the past three years, the following persons have held the following positions or offices within Scientific Games, or have had the following material relationship with us during such time: (a) Ronald O. Perelman, a director of the Company, is a director, the chairman of the board and chief executive officer and the sole stockholder of MacAndrews & Forbes Holdings Inc., which is the sole stockholder of SGMS Acquisition Corporation, (b) Barry F. Schwartz, a director of the Company, is the executive vice chairman and chief administrative officer of MacAndrews & Forbes Holdings Inc. and (c) David L. Kennedy, a director of the Company, is the senior executive vice president of MacAndrews & Forbes Holdings Inc.  Messrs. Perelman and Schwartz have been directors of the Company since November 2003, and Mr. Kennedy has been a director of the Company since October 2009.

Mr. Perelman exercises sole voting and dispositive power with respect to the shares subject to foreclosure owned by SGMS Acquisition Corporation.  Mr. Perelman also holds 10,974 shares of our common stock directly as well as 50,000 currently exercisable stock options and 16,721 unvested restricted stock units.  Further information is set forth in the Schedule 13D jointly filed with the SEC by MacAndrews & Forbes Holdings Inc. and SGMS Acquisition Corporation on November 26, 2003, and amended, most recently, on February 16, 2007, and a Form 4 was most recently filed with the SEC by Mr. Perelman on March 8, 2010.

All information in this prospectus supplement regarding SGMS Acquisition Corporation, MacAndrews & Forbes, NDX, the Secured Parties and the related loans has been provided to us by MacAndrews & Forbes for use herein.  We have been advised that the agreements governing NDX’s loans provide that NDX will indemnify the applicable Secured Parties against any and all reasonable costs and expenses incurred by them in connection with the transactions contemplated thereunder, including in connection with any sale of the pledged shares.